info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB – MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada          T.604.331.8772    F.604.331.8773   Toll Free 1.877.529.8475

May 29, 2009

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of APRIL 2009

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Madison Minerals Inc. – Interim Consolidated Financial Statements for the period ended January 31, 2009, SEDAR filed on April 1st 2009,

➢

Madison Minerals inc. –  Notice of Annual General Meeting, Information Circular, Proxy, Voting Instruction Form and Financial Statements Request Form.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: May 29, 2009

By:      “Chet Idziszek”

Chet Idziszek

Its:      President

(Title)

Madison Minerals Inc.

Interim Consolidated Financial Statements

Three Months Ended January 31, 2009

(Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended January 31, 2009.

Madison Minerals Inc.

 (An exploration stage company)

Consolidated Balance Sheets

As at

	January 31,	October 31,
	2009	2008

ASSETS

Current
Cash and cash equivalents	$653,848	$582,179
Marketable securities (Note 4)	48,221	48,221
Due from joint venture partner	54,559	294,847
Other receivables	46,226	107,100
Prepaid expenses and deposits	3,857	3,857
	806,711	1,036,204

Resource properties (Note 6)	7,695,913	7,622,664
Fixtures and equipment	56,401	59,328
	$8,559,025	$8,718,196

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$114,387	$140,182

Shareholders’ Equity
Capital Stock (Note 5)
Authorized
60,000,000 common shares without par value

Issued
35,437,076 (October 31, 2008 – 35,437,076) common shares	68,001,686	68,001,686
Contributed surplus	3,657,216	3,657,216
Accumulated other comprehensive loss	(15,895)	(15,895)
Deficit	(63,198,369)	(63,064,993)
	8,444,638	8,578,014
	$8,559,025	$8,718,196

Madison Minerals Inc.

(An exploration stage company)

Consolidated Statements of Operations

(unaudited)

	Three Months	Three Months
	Ended	Ended
	January 31, 2009	January 31, 2008

EXPENSES
Accounting and audit	$15,500	$9,000
Amortization	3,235	1,456
Consulting	-	2,025
Filing fees	650	2,024
Legal fees	1,349	2,000
Property examination	-	2,780
Office and rent	66,892	47,900
Office rent reimbursements	(43,654)	(23,829)
Public relations	15,304	14,173
Salaries and benefits	83,146	102,290
Transfer agent’s fees	1,222	1,422
Travel	568	1,041
	(144,212)	(162,282)

OTHER INCOME
Interest earned	2,718	44,439
Project management fees	5,980	25,192
Foreign exchange gain (loss)	2,138	88,803
	10,836	158,434

Loss for the period	(133,376)	(3,848)

Unrealized gain (loss) on marketable securities	-	(1,464,104)
Comprehensive gain (loss) for the period	$(133,376)	$(1,467,952)

Basic and diluted loss per share	$(0.00)	$(0.00)

Weighted average number of common shares outstanding	35,437,076	35,437,076

Madison Minerals Inc.

 (An exploration stage company)

Consolidated Statements of Deficit and Accumulated other Comprehensive Income (Loss)

(unaudited)

		Three Months	Three Months
		Ended	Ended
		January 31, 2009	January 31, 2008

STATEMENT OF DEFICIT

Balance, beginning of period		$(63,064,993)	$(59,119,087)
Net income (loss) for period		(133,376)	(3,848)

Balance, end of period		$(63,198,369)	$(59,122,935)

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance, beginning of period	$	(15,895)	$(441,509)
Unrealized gain on marketable securities		-	-
Unrealized loss on marketable securities		-	(1,464,104)

Balance, end of period		$(15,895)	$(1,905,613)

Madison Minerals Inc.

 (An exploration stage company)

Consolidated Statements of Cash Flows

(unaudited)

	Three Months		Three Months
	Ended		Ended
	January 31, 2009		January 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(133,376)	$	(3,848)
Item not affecting cash
Amortization	3,235		1,456
Changes in non-cash working capital items
Decrease (increase) in receivables	60,874		31,375
Decrease (increase) in amount due from joint venture partner	-		(94,628)
Increase (decrease) in accounts payable and accrued liabilities	(19,500)		2,878
	(88,767)		31,861

CASH FLOWS FROM FINANCING ACTIVITIES
Collection of funds advanced (funds advanced) on behalf of joint venture partner	240,288		(94,628)
Payments made from joint venture partner funds advanced	-		(951,161)
	240,288		(1,045,789)

CASH FLOWS FROM INVESTING ACTIVITY
Expenditures on resource properties	(79,544)		(1,623,654)
Expenditures on fixtures and equipment	(308)		-
	(79,852)		(1,623,654)

Change in cash and cash equivalents	71,669		(2,637,582)
Cash and cash equivalents - Beginning of period	582,179		5,511,333

Cash and cash equivalents - End of period	$653,848		$2,873,751

Supplemental disclosure with respect to cash flows (note 11)

Supplemental disclosure with respect to cash flows (note 11)

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

for the three months ended January 31, 2009

(unaudited)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and is in the process of exploring its resource properties. It has not yet determined whether these properties contain ore reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At January 31, 2009, the Company had working capital of $692,324 (October 31, 2008 – $896,022) which management believes will be sufficient to meet the Company’s general and administrative expenses and expenditure commitments on its resource properties for the coming year. If the Company is to advance or develop its mineral properties further, it may become necessary to obtain additional funding. While the Company has been successful in obtaining funding in the past, there can be no assurance that it will be able to do so in the future.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations.  The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete exploration and subsequent development, and upon future profitable production from the properties or proceeds from disposition.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements, transfers or other claims, and title may be affected by undetected defects.

2.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

While these interim unaudited consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements they follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2008.

3.

SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

for the three months ended January 31, 2009

(unaudited)

4.

MARKETABLE SECURITIES

The Company’s holdings of marketable securities consist of shares in two public companies whose shares are listed and trade on the TSX Venture Exchange (the Exchange).

				Fair value per
		Fair value		share	Fair value
	Number of	per share end	Fair value	beginning of	beginning of
	shares	of period	end of period	period	period

Buffalo Gold Ltd.	3,521,648	$0.01	$35,216	$0.01	$35,216
Lund Gold Ltd.	289,000	$0.045	$13,005	$0.045	$13,005
			$48,221		$48,221

Because these shares trade on the Exchange, published quotations in an active market are available. The company determines the fair value of its holdings of Lund Gold Ltd. (“Lund”) based on the closing bid price on the balance sheet date. In accordance with our accounting policies as set out in our annual audited financial statements, the Lund shares are classified as an “available for sale” financial instrument, and increases or decreases in the fair value are credited or charged to “other comprehensive income (loss)” in the statement of operations. During the period, the Company did not recognize any comprehensive gain or loss because the fair value of Lund was the same at the beginning and the end of the period. Effective October 31, 2008 the Company determined that the carrying value of the shares of Buffalo Gold Ltd. (“Buffalo”) had become permanently impaired and wrote down the value to $0.01 per share which it continues to use as the fair value of the Buffalo shares.

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

The Company’s authorized share capital consists of an unlimited number of common shares.

	Number of
	Shares	Amount	Contributed Surplus

Balance as at October 31, 2008	35,437,076	$68,001,686	$3,482,089

Additions in period	-	-	-

Balance as at January 31, 2009	35,437,076	$68,001,686	$3,482,089

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

for the three months ended January 31, 2009

(unaudited)

6.

RESOURCE PROPERTIES AND DEFERRED COSTS

	Lewis	Belencillo
	Property,	Property,
	Nevada	Panama	Totals

Balance, October 31, 2008	$7,579,299	$43,365	$7,622,664

Advance royalty payment	50,075	-	50,075
Assays	32,613	-	32,613
Contractors and geologic staff	9,135	-	9,135
Land and Legal	1,384	-	1,384
Travel and accommodation	2,304	-	2,304
Adjustment to prior year costs	(22,262)	-	(22,262)
	73,249	-	73,249

Balance, January 31, 2009	$7,652,248	$43,365	$7,695,913

7.

STOCK OPTIONS AND SHARE PURCHASE WARRANTS

As at January 31, 2009, the following stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date

115,000	1.75	March 10, 2009
100,000	0.75	May 27, 2010
500,000	0.38	May 27, 2010
1,687,616	1.10	October 20, 2011
200,000	0.77	April 27, 2012
750,000	0.25	April 13, 2013

3,352,616

The 115,000 options exercisable at $1.75 per share expired March 20, 2009 unexercised.

As at January 31, 2009, there were no share purchase warrants outstanding:

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

for the three months ended January 31, 2009

(unaudited)

8.

RELATED PARTY TRANSACTIONS

a)

The Company incurred the following expenses with directors and a company related by way of directors in common during the three months ended January 31, 2009 and 2008:

	2009 $	2008 $

Legal fees	1,000	2,000
Wages and benefits	51,500	52,500

Legal fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

b)

As at January 31, 2009, accounts payable and accrued liabilities include $nil (October 31, 2008 - $2,965) due to officers of the Company and companies related by way of common directors.

c)

During the three months ended January 31, 2009, the Company recorded reimbursements of $43,655 (2008 - $23,828) for rental of office space received from companies related by way of common directors, under rental agreements between the related companies.

9.

SEGMENTED INFORMATION

The Company has one operating segment being the exploration of mineral properties located in the United States (Note 5).  All equipment is held in Canada.

10.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, accounts payable and accrued liabilities, and amounts due from or to the joint venture partner. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit or interest rate risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized as follows.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company believes it has no significant credit risk.

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

for the three months ended January 31, 2009

(unaudited)

10.

FINANCIAL INSTRUMENTS (cont'd…)

Liquidity risk

The Company manages liquidity risk by ensuring that it maintains sufficient liquidity to meet liabilities as they become due. As at January 31, 2009 the Company had cash balances totaling $653,848 (October 31, 2008 – $582,179) to settle current liabilities of $114,387 (October 31, 2008 – $140,182). Most of the Company’s financial liabilities have payment terms of 10 to 30 days and are subject to normal trade terms.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

(a)

Interest rate risk

The Company holds cash balances and has no interest-bearing debt. The Company’s cash balances are held in demand deposits with a major Canadian chartered bank. The Company periodically monitors and is satisfied with the credit rating of its bank.

(b)

Foreign exchange rate risk

The Company’s mineral property costs are incurred predominantly in U.S. dollars and the line items in its statement of operations are incurred predominantly in Canadian dollars, and any future equity raised is expected to be in Canadian dollars. As at January 31, 2009 the Company had balances denominated in U.S. dollars of cash US$188,823, a receivable of US$44,127 and accounts payable of US$318. For each 1% change in the U.S. dollar versus the Canadian dollar a gain or loss of US$2,326 would arise. Consequently, the Company believes it is not exposed to significant currency risk at this time. The Company has to date elected not to seek protection from adverse changes in foreign exchange rates by such means as hedges, options or futures contracts.

 (c)

Price risk

The Company is exposed to price risk with respect to equity prices, and in particular to movements in the market price of shares of Lund. Each $0.01 increase or decrease in the fair value of Lund has the effect of adding or subtracting $2,890 to or from the Company’s comprehensive income. Because the Company has recognized a permanent impairment in the carrying value of the shares of Buffalo, the Company’s total exposure to changes in the fair value of Buffalo are limited to $35,216, being the written-down carrying value. Further writedowns of Buffalo would be charged against the Company’s net income.

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

for the three months ended January 31, 2009

(unaudited)

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

		2009	2008

Non-cash operating activities
Accounts payable incurred for resource property expenditures	$	(6,295)	$(19,637)
Drawdowns of advances to contractors		-	35,443

	$	(6,295)	$15,806

Non-cash investing activities
Resource property expenditures incurred through accounts payable		$6,295	$19,637
Resource property expenditures – effect of drawdown of contractors’ advances		-	(35,443)

		$6,295	$(15,806)

Madison Minerals Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JANUARY 31, 2009

Introduction and Overview

Madison Minerals Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “MMR” and on the U.S. OTC Bulletin Board under the symbol “MMRSF”. Madison’s exploration strategy currently emphasizes its Lewis Gold Project in Nevada, USA.

Madison is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations on our various properties are exploratory searches for mineable deposits of minerals. Since 2005 Madison has been primarily engaged in the continued exploration of the Lewis Gold Project.

This MD&A is dated March 27, 2009 and discloses specified information up to that date. Madison is classified as a “venture issuer” for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada and are expressed in Canadian dollars. The discussion and analysis should be read together with the interim consolidated financial statements for the three months ended January 31, 2009 and related notes attached thereto (the “Q1 Financial Statements”). Throughout this report we refer from time to time to “Madison”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Madison Minerals Inc. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this document..

Overall Performance

The following summarizes the significant events and transactions in our mineral projects during the period.

Lewis Gold Project, Nevada

On March 19, 2009 we reported results from the 2008 drill program with a news release filed on the SEDAR website at www.sedar.com. The program consisted of 17 core holes totalling 3,855 metres and 33 reverse circulation holes totalling 5,567 metres. The target was the central portion of the Virgin Zone and included both in-fill and step-out holes using 30 metre drill spacing. The drilling expanded the Virgin Zone by 100 metres down-dip over a 300 metre strike length. The Virgin Zone remains open along strike to the north and south and down-dip to the west and has been defined over a minimum 750 metre strike length and now 350 metres east-west.

Multi-element ICP analytical results from 2008 confirm a favourable correlation between gold mineralization and silver, lead and zinc values. Significantly higher silver values were encountered in the 2008 drilling. There is an apparent mineral zonation on the property with silver values increasing to the north and west.

Significant gold and silver results from the 2008 drilling compare favourably with previous reported styles and grades of mineralization including high grade mineralized structural intersections, steeply oriented structural mineralization and sub-horizontal lower grade mineralization hosted by favourable Antler stratigraphy.

A program and budget for 2009 is under preparation for consideration by the joint venture partners.

Mount Kare Gold Project, Papua New Guinea

Madison’s original interest in this project is currently held 60 per cent by Buffalo Gold Ltd. (“Buffalo”) and 40 per cent by Madison. Since filing our management discussion and analysis for the fiscal year ended October 31, 2008 there has been no changed to the status or plans for this project, for which to date no programs or budgets have been adopted under the joint venture agreement which took effect in July 2008. It remains Madison’s intention that upon presentation of any future programs and budgets for the Mt. Kare project by Buffalo, Madison will elect not to fund its portion and thereby become subject to dilution of its interest below 40 per cent.

As described in note 4 to the Q1 Financial Statements, Madison holds 3,521,648 shares of Buffalo.

Belencillo Gold Project, Panama

Since filing our management discussion and analysis for the fiscal year ended October 31, 2008 there has been no changed to the status or plans for this project.

Comment on Recent and Current Economic Conditions

Recognizing CSA Staff Notice 51-328 published January 8, 2009, Company management is providing the following views on the current economic environment and the specific matters we have considered in preparing the Q1 Financial Statements and this MD&A. The latter half of 2008 saw dramatic reductions in valuations across many markets, including commodity prices and both senior equities and junior development stage equities. Many companies in our industry have experienced reductions in valuations of 90 per cent or more. Madison’s share price on the TSX Venture Exchange between July 1, 2008 and the date of this report has ranged from a high of $0.22 to a low of $0.055, with a closing trade price on March 27, 2009 of $0.09. Our management group has been in the exploration business for many years, and has successfully financed or otherwise maintained companies in good markets, mediocre markets, and in terrible markets such as prevail at this time. We believe, although we of course cannot have any certainty, that we are likely to have access to the capital markets if and when this may be required. We note that every week recently there continues to occur a number of financings for junior companies with experienced technical management and encouraging projects.

We have considered whether the current economic challenges could indicate possible impairment of the carrying values of our resource projects. Following a focused review, we have concluded that conditions suggesting impairment are not present. Among other matters, our news release of March 19, 2009 on the Lewis project portrayed numerous encouraging drill results from the 2008 program.

At this stage of its development, Madison does not generate cash flow and consumes significant cash resources in carrying on its exploration business. Considering management’s track record of survival in past difficult markets and the indicated merit of the Lewis project, we have reached our opinion that the Company is likely to be able to continue on a going-concern basis for the current and subsequent fiscal years.

From our point of view, our essential conclusion at this time is to carry on with our business strategy of advancing our projects. The amounts likely to be expended on the Lewis Gold Project for 2009 are expected to be lower than in 2008, reflecting the Company’s current cash resources. Simply put, we have no plans to spend what we do not have. We shall remain watchful about market conditions, and are prepared to alter our plans if evidence so leads us.

Results of Operations – Summary of Quarterly Results

	Three Months Ended January 31, 2009	Three Months Ended October 31, 2008	Three Months Ended July 31, 2008	Three Months Ended April 30, 2008	Three Months Ended January 31, 2008	Three Months Ended October 31, 2007	Three Months Ended July 31, 2007	Three Months Ended April 30, 2007
Total assets	$ 8,559,025	$ 8,718,196	$9,591,691	$10,214,442	$10,615,638	$13,051,241	$9,117,944	$9,265,565
Resource properties	7,695,913	7,622,664	7,188,004	6,363,922	6,089,294	4,456,861	3,875,660	3,266,531
Working capital	692,524	896,022	2,076,317	3,436,453	4,340,583	7,411,096	5,154,572	5,916,401
Shareholders’ equity	8,444,638	8,578,014	9,318,051	9,839,890	10,455,227	11,923,179	9,050,431	9,204,637
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net income (loss)	(133,376)	(3,448,405)	(190,441)	(303,212)	(3,848)	3,259,851	(154,207)	(164,664)
Earnings (loss) per share	(0.00)	(0.10)	(0.00)	(0.01)	(0.00)	0.10	(0.01)	(0.01)

Note 1 – Recovery of mineral costs previously written down is not classified as revenue

Discussion

The operating results of junior exploration companies typically demonstrate wide variations from period to period. These variances arise from fluctuations in such costs as stock-based compensation, exploration costs expensed or written down, professional and consulting fees, transfer and filing fees, public relations costs and general office expense, and in many cases arise from the timing of larger billings. Management of Madison does not believe that much meaningful information about our operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the quarterly and annual financial statements.

This being said, particular attention should be drawn in fiscal 2007 to the financial statement impact of Madison’s disposition of the interest in the Mt. Kare project, which was recognized in the fourth quarter of that year. The shares received from Buffalo were ascribed the fair value of $3,375,500 before the deduction of certain transaction costs of $9,619. Because all our costs of the Mt. Kare project had been written down to a zero carrying cost in prior fiscal years, this amount was included as a non-recurring revenue item in our statement of operations during the fourth fiscal quarter. This gave rise, in both the fourth fiscal quarter and for the year as a whole, to the Company showing net income, as opposed to its customary showing of losses. During the 2008 fiscal year, the fair value of the Buffalo shares diminished quarter on quarter, and in the fourth quarter the Company made the determination that these shares had suffered a permanent impairment of value, resulting in a writedown charged to the statement of operations for that quarter of $3,340,283.

With the exception of these very material non-recurring items recognized in the fourth quarters of fiscal 2007 and 2008, the significant changes in Madison’s key financial data over the eight quarters scheduled above can be attributed principally to exploration expenditures on the Lewis Property in Nevada.

Administrative costs for the 2009 first quarter were $18,000 or 11 per cent lower than in 2008. The net decrease is essentially attributable to lower salary and benefits costs, reflecting reduced activities. A significant increase in rent costs arising from a lease renewal and increase effective June 2008 was entirely offset by increased recoveries from companies which share the premises. Accounting and audit costs increased in response to the cost of compliance with U.S. Sarbanes-Oxley legislation. Decreased interest income reflects the drawdown of financing proceeds for both exploration costs and the cost of exercising the purchase option on the Lewis project, combined with severely reduced interest rates currently available. We expect our general level of costs to continue to reduce during fiscal 2009 as cost-saving measures are being put into effect.

Analysis of cash flows

Madison’s management believes that the financial analysis of a resource exploration company is best focused on the statement of cash flows. This statement demonstrates our ability to raise and maintain the necessary funding to pursue our exploration targets and to administer the company while doing so. For the quarter ended January 31, 2009 we increased our cash resources by a net $72,000 made up of the following: $80,000 expended on the Lewis Gold Project; $89,000 on operations; and a net inflow of $240,000 in balances with our joint venture partner. In the comparable 2007 period, cash resources decreased by $2.64 million, principally attributable to $1.62 million expended on our interest in the Lewis Gold Project and $1.05 million advanced on behalf of our joint venture partner, offset in part by a net $32,000 contributed by operations. These two periods are rendered highly non-comparable by the fact that in December 2007 the joint venture made a USD $2 million payment to exercise the purchase option on the Lewis project, whereas in the current year fiscal quarter, no such payments were required.

Because of balances remaining from significant financings completed in the October 31, 2006 fiscal year, Madison concluded the first 2009 fiscal quarter adequately funded, with net cash resources of $654,000, $114,000 in current liabilities and no long term debt.

Liquidity

Based on its existing working capital, Madison has sufficient funds to meet a restrained level of general and administrative expenses and its share of the probable costs of the next phases of exploration on the Lewis Property for the current fiscal year. Programs and budgets for 2009 for the Lewis Property have not been established as of the date of this report, but these will conform to the funds available. The Company is highly likely to require new placements of its equity capital in order to carry on its business in the next fiscal year commencing November 2009. Although the Company has a long track record of being able to obtain financing in both good markets and bad, there can be no assurance that such placements of new equity will be available on acceptable terms, or at all.

The Company has undertaken a program of reducing general and administrative costs. This is reflected in a reduction of these costs from the level of the comparable period in the prior fiscal year of some $18,000 or 11 per cent. Further, costs for the first quarter of the current fiscal year are lower by some $27,000 or 16 per cent from the immediately preceding quarter.

Capital Resources

At January 31, 2009 and to the date of this report, Madison has an adequate cash and working capital position. The partners in the Phoenix Joint Venture have not to date established a 2009 program or budget for the Lewis project; however, any program and budget will be established at a level within the working capital resources available, also taking into account the Company’s estimated costs for general and administrative expenses for the 2009 fiscal year. In January 2009 Madison paid on behalf of the joint venture the first anniversary annual advance royalty payment in respect of the Lewis Gold Project in the amount of USD $70,204 of which Madison’s share was 60 per cent. To fulfill the advance royalty commitment at the second anniversary, a payment of approximately the same amount will be required in December 2009. The Company and the joint venture have no other commitments for capital expenditures. The Company has a non-capital commitment for the lease of rental office space as set out in Note 12 to the October 31, 2008 annual audited financial statements, and expects to recover a high proportion of these amounts from related companies as also set out therein. Those companies are well funded.

We also refer readers to our “Comment on Recent and Current Economic Conditions” on page 2 of this document.

Related Party Transactions

During the three months ended January 31, 2009, Madison incurred legal fees of $1,000 with a company controlled by a director and officer of the Company. We also paid or accrued salaries and benefits of $34,000 and $17,500 to the Chief Executive Officer and a director, respectively, and were reimbursed for office rent and related costs of $43,654 by companies with a number of common directors. As at January 31, 2009, there were no accounts payable to related parties. These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Changes in Accounting Standards

As described in Note 2 to the October 31, 2008 annual audited financial statements, the Company will change the set of accounting principles under which it reports to International Financial Reporting Standards (IFRS) with the transition date of November 1, 2011 and will provide its first financial statements prepared under IFRS in respect of its interim financial statements for the three months ended January 31, 2012. These statements will require comparative amounts determined under IFRS for the prior fiscal year period, which in turn will require, as part of preparing the January 2012 statements, the restatement to conform to IFRS of the Company’s prior year balance sheet at October 31, 2010. While the Company has begun assessing and planning its adoption of IFRS in 2011, the complete financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company has to date determined, among other matters, that it expects to be able to carry forward its principal accounting policies in respect of mineral properties unchanged under IFRS; these are among its most significant accounting policies.

Financial Instruments

Madison’s material financial instruments consist of cash, marketable securities, receivables (including amounts receivable from our joint venture partner), and accounts payable. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of our financial instruments is approximately equal to their carrying values. As at January 31, 2009, of our total current assets of $806,711 the amount of $228,317 or 28 per cent represented the translated value of U.S. dollar bank holdings, and $54,559 or seven per cent represented the translated value of advances paid by us on behalf of our joint venture partner denominated in U.S. dollars, exposing the Company, on an accounting basis, to a foreign exchange risk, and to a potential credit risk. At January 31, 2009 we did not have material payable balances denominated in U.S. dollars. Madison has to date not entered into the use of derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations. We engage specialist foreign exchange consultants to advise on foreign exchange forecasts, trends, and the timing of acquisitions of cash denominated in foreign currencies. Our marketable securities are measured at fair value, based upon the closing bid price at the balance sheet date, with the exception of our holdings of shares of Buffalo Gold which, as of October 31, 2008 we wrote down to the nominal value of $0.01 per share, reflecting the lack of liquidity inherent in our large holding of Buffalo shares and persistent low market prices for those shares over the past several months.

Statutory Disclosure

Information available on SEDAR

Important additional information about Madison, including news releases and material change reports, is available on the SEDAR website – www.sedar.com .

Disclosure by venture issuer without significant revenue

Analyses of the material components of Madison’s general and administrative expenses and of the material components of the acquisition and deferred exploration costs of our mineral properties for the current fiscal year to date are provided in the financial statements to which this MD&A relates. The principal component of the reduced general and administrative expenses between fiscal 2008 and 2009 is in salaries and benefits, reflecting reduced activities. Reductions were also achieved in consulting and project evaluation costs, offset in part by higher provisions for audit costs associated with ongoing compliance with U.S. Sarbanes-Oxley legislation.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number common shares without par value of which 35,437,076 were outstanding at January 31, 2009 and the date hereof.

At January 31, 2009 and the date hereof, Madison had no share purchase warrants outstanding.

At January 31, 2009 and the date hereof, we had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date
115,000	$1.75	March 10, 2009
100,000	$0.75	May 27, 2010
500,000	$0.38	May 27, 2010
1,687,616	$1.10	October 20, 2011
200,000	$0.77	April 27, 2012
750,000	$0.25	April 14, 2013
3,352,616	$0.79	[weighted average]

Vancouver, British Columbia	ÐÑÐÑÐÑ	March 27, 2009

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock-based compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price and other volatility in the financial markets and in the mineral commodities we seek, and operational and political risks. We recommend that users of this document do not place undue reliance on forward-looking statements.

MADISON MINERALS INC.

Suite 2000 - 1055 West Hastings Street

Vancouver, B.C., V6E 2E9

TELEPHONE: (604) 331-8772

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of shareholders of MADISON MINERALS INC. (the "Company") will be held at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, on May 6, 2009, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.

To receive and consider the report of the Directors and the audited consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended October 31, 2008.

2.

To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

3.

To fix the number of directors at five (5).

4.

To elect directors for the ensuing year.

5.

To reaffirm the Company’s existing Stock Option Plan for the ensuing year, as more fully set forth in the information circular accompanying this notice (the “Information Circular”).

6.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 27th day of  March, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

Signed “Chet Idziszek”

Chet Idziszek,

(President and Chief Executive Officer)

MADISON MINERALS INC.

INFORMATION CIRCULAR
as at March 27, 2009

SOLICITATION OF PROXIES

This information circular is provided in connection with the solicitation of proxies by the management of Madison Minerals Inc. (the “Company”) for use at the annual general meeting of the shareholders of the Company (the “Meeting”) to be held at the time and place and for the purposes set out in the accompanying notice of meeting and at any adjournment thereof.  Unless the context otherwise requires, references to the Company include the Company and its subsidiaries.  The solicitation will be made by mail and may also be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company.  The Company will bear the cost of this solicitation.  The Company will not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy.  Registered shareholders should deliver their completed proxies to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1 (by mail, telephone or internet according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.

The persons named in the proxy are directors and officers of the Company and are proxyholders nominated by management.  A shareholder has the right to appoint a person other than the nominees of management named in the enclosed instrument of proxy to represent the shareholder at the Meeting.  To exercise this right, a shareholder must insert the name of its nominee in the blank space provided.  A person appointed as a proxy holder need not be a shareholder of the Company.

A registered shareholder may revoke a proxy by:

(a)

signing a proxy with a later date and delivering it at the place and within the time noted above;

(b)

signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and delivering it to the registered office of the Company, Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof,

(c)

attending the Meeting or any adjournment thereof and registering with the scrutineer as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d)

in any other manner provided by law.

Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name.  Shareholders holding their shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans or other persons (any one of which is herein referred to as an “Intermediary”) or otherwise not in their own name (such shareholders herein referred to as “Beneficial Shareholders”) should note that only proxies deposited by shareholders appearing on the records maintained by the Company’s transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting.  If a shareholder’s shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are not registered in the shareholder’s name and that shareholder is a Beneficial Shareholder.  Such shares are most likely registered in the name of the shareholder’s broker or an agent of that broker.  In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms.  Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory policies require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings.  Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the notice of meeting, this information circular and a request for voting instructions (a “VIF”), instead of a proxy (the notice of Meeting, information circular and VIF or proxy are collectively referred to as the “Meeting Materials”) directly to the NOBOs and indirectly through Intermediaries to the OBOs.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to OBOs.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on the Beneficial Shareholder’s behalf.  For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”) in Canada.  Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions.  A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting.  The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted.  If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own.  A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares directly at the Meeting – Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.  Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only registered shareholders have the right to revoke a proxy.  A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to shareholders in this information circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

The Meeting Materials are being sent to both registered and non-registered owners of the Company’s shares.  If you are a Beneficial Shareholder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the VIF.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

If a shareholder specifies a choice with respect to any matter to be acted upon, the shares represented by proxy will be voted or withheld from voting by the proxy holder in accordance with those instructions on any ballot that may be called for.  In the enclosed form of proxy, in the absence of any instructions in the proxy, it is intended that such shares will be voted by the proxyholder, if a nominee of management, in favour of the motions proposed to be made at the meeting as stated under the headings in the notice of meeting accompanying this information circular.  If any amendments or variations to such matters, or any other matters, are properly brought before the Meeting, the proxyholder, if a nominee of management, will exercise its discretion and vote on such matters in accordance with its best judgment.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder other than the nominees of management named in the instrument of proxy with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting.  To enable a proxyholder to exercise its discretionary authority a shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon.  This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this information circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

Only those common shareholders of record on March 27, 2009, (the “Record Date”) will be entitled to attend and vote at the Meeting or any adjournment thereof, in person or by proxy.  On March 27, 2009, 35,437,060 common shares without par value were issued and outstanding, each share carrying the right to one vote. The Company is authorized to issue unlimited common shares without par value.

To the best of the knowledge of management of the Company, as of the Record Date, no shareholder beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company (the “Directors”) are elected at each annual general meeting and hold office until the next annual general meeting, unless a Director resigns or is otherwise removed in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia). In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.  Management does not contemplate that any of the nominees will be unable to serve as a director.  If any vacancies occur in the slate of nominees listed below before the Meeting, management will exercise its discretion to vote the proxy for the election of any other person or persons as directors.

Shareholder approval will be sought to fix the number of Directors of the Company at five (5).

The Company is required to have an audit committee. Members of this committee are indicated below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Previous Service As a Director	Number of common shares beneficially owned or, directly or indirectly, controlled (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years
VIVIAN DANIELSON (3) North Vancouver, British Columbia Director and Audit Committee Member	Since February 2008	15,000 shares	Businesswoman; journalist and author covering international mining and metals sector. Editor for The Northern Miner from 1994 to 2001.
NELL M. DRAGOVAN (3) Vancouver, British Columbia Director and Audit Committee Member	June 5, 2003	1,098,718 shares	Financier
CHET IDZISZEK Vancouver, British Columbia President, Chairman of the Board, Chief Executive Officer and Director	November 7, 1993	947,928 shares	Geologist; President, CEO and Director of Oromin Explorations Ltd.
ROBERT A. SIBTHORPE (3) Vancouver, British Columbia Director and Audit Committee Member	July 23, 1996	Nil shares	Consulting geologist; previously mining analyst for Canaccord Capital Corp. from 1996 to 2001.
J. G. STEWART Vancouver, British Columbia Director and Corporate Secretary	April 23, 1997	153,929 shares(2)	Barrister and Solicitor

Note:

(1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Record Date, March 27, 2009, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(2)

Of these shares, 152,429 are held indirectly in the name of J.G. Stewart Law Corporation Ltd., a private company controlled by J. G. Stewart.

(3)

Members of the audit committee.

No proposed director of the Company:

1.

is, as at the date of this information circular, or has been, within 10 years before the date of this information circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(a)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

2.

is, as at the date of this information circular, or has been within 10 years before the date of this information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

3.

has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

4.

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of the Chief Executive Officer and the Chief Financial Officer as at October 31, 2008, and each of the three most highly compensated executive officers of the Company, other than the Chief Executive Officer and the Chief Financial Officer, as at October 31, 2008, whose salary and bonus for the most recently completed financial year exceeded $150,000 (of which there were none) and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

Name and Principal Position	Fiscal Year Ended	Annual Compensation			Long Term Compensation			All Other Compensation $
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Comp-ensation ($)	Securities Under Options Granted (#)	Shares/ Units Subject to Resale Restric-tions ($)	LTIP Payouts ($)
Chet Idziszek President and CEO	Oct. 31, 2008 Oct. 31, 2007 Oct. 31, 2006	$130,000 $126,078 $142,897	$3,000 $3,000 $3,000	Nil Nil Nil	100,000 nil 350,000	N/A N/A N/A	N/A N/A N/A	$19,636 $23,040 Nil
Ian Brown CFO	Oct. 31, 2008 Oct. 31, 2007 Oct. 31, 2006	$54,167 $25,000 N/A	$2,000 Nil N/A	Nil Nil N/A	50,000 200,000 N/A	N/A N/A N/A	N/A N/A N/A	$1,600 Nil N/A
Naomi Corrigan Former CFO	Oct. 31, 2008 Oct. 31, 2007 Oct. 31, 2006	N/A $31,003 $25,718	N/A Nil Nil	N/A Nil Nil	N/A Nil 50,000	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Long Term Incentive Plans

The Company does not have a Long Term Incentive Plan pursuant to which it provides compensation intended to motivate performance over a period greater than one financial year.

Options and SARs Granted During the Most Recently Completed Financial Year

The following table summarizes the share options granted to the Named Executive Officers during the fiscal year ended October 31, 2008:

Name	Securities Under Options / SARs Granted (#)	% of Total Options / SARs Granted	Exercise or Base Price ($/Security) (1)	Market Value of Securities Underlying Options / SARs at Date of Grant ($/Security)	Expiration Date
Chet Idziszek President and CEO	100,000	14%	$0.25	$0.25	April 14, 2013
Ian Brown CFO	50,000	7%	$0.25	$0.25	April 14, 2013

Note:

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Company’s Incentive Stock Option Plan) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause a change in the Company’s share capital. Options vest immediately upon grant with some exceptions in cases such as new optionees where vesting terms may be imposed at the discretion of the Board of Directors.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth a summary of share options exercised by and remaining outstanding to the Named Executive Officers for the fiscal year ended October 31, 2008:

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year End Exercisable/Unexercisable	$ Value of Unexercised In-the-Money Options (1) Exercisable/Unexercisable
Chet Idziszek President and CEO	Nil	Nil	530,000/Nil	Nil/Nil
Ian Brown CFO	Nil	Nil	250,000/Nil	Nil/Nil

Note:

(1)

Value of unexercised in-the-money options calculated using the closing price of $0.07 for the common shares of the Company on the TSX Venture Exchange on October 31, 2008, less the exercise price of in-the-money options.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the most recently completed financial year there were no employment contracts between the Company or its subsidiaries and a NEO, and no compensatory plans, contracts or arrangements where a NEO is entitled to receive more than $100,000 from the Company or its subsidiaries, including periodic payments or instalments, in the event of:

(a)

the resignation, retirement or any other termination of the NEO’s employment with the Company and its subsidiaries;

(b)

a change of control of the Company or any of its subsidiaries; or

(c)

a change in the NEO’s responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated for providing services in their capacity as directors, for committee participation or for involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this information circular, except that directors are reimbursed for their actual expenses incurred in pursuance of their duties as directors. Certain directors are compensated for services rendered as management staff or for professional services. In this regard, the Company paid or accrued $18,800 to a company controlled by J.G. Stewart for professional services rendered. Ms. Nell Dragovan received $65,000 in salary for management services and a related annual bonus of $3,000.

Option Grants in Last Fiscal Year

The following table sets forth stock options granted by the Company during the fiscal year ended October 31, 2008 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/Security) (1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Vivian Danielson	125,000	17%	$0.25	$0.25	April 14, 2013
Nell Dragovan	50,000	7%	$0.25	$0.25	April 14, 2013
Robert Sibthorpe	50,000	7%	$0.25	$0.25	April 14, 2013
J.G. Stewart	50,000	7%	$0.25	$0.25	April 14, 2013

Notes:

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of a common share of the Company on the date of the grant. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company’s share capital.  Options vest immediately upon grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End-Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended October 31, 2008, by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year End Exercisable/Unexercisable	$ Value of Unexercised In-the-Money Options (1) Exercisable/Unexercisable
Vivian Danielson	Nil	Nil	125,000/Nil	Nil
Nell Dragovan	Nil	Nil	230,000/Nil	Nil
Robert Sibthorpe	Nil	Nil	230,000/Nil	Nil
J.G. Stewart	Nil	Nil	255,000/Nil	Nil

Note:

(1)

Value of unexercised in-the-money options calculated using the closing price of $0.07 for  the common shares of the Company on the TSX Venture Exchange on October 31, 2008, less the exercise price of in-the-money options.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended October 31, 2008.

Securities authorized for issuance under equity compensation plans

The following table sets out, as of the end of the Company’s fiscal year ended October 31, 2008, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,372,616	$0.80	171,092
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
TOTAL	3,372,616	$0.80	171,092

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company or any subsidiary thereof, or any associate or affiliate of the above, is or has been indebted to the Company at any time since the beginning of the last completed fiscal year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITOR

Management proposes that Davidson & Company LLP, Chartered Accountants, be appointed as the auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Davidson & Company LLP were first appointed the auditors of the Company on October 30, 2003 when PricewaterhouseCoopers LLP resigned as the auditors of the Company and the directors appointed Davidson & Company LLP to fill the vacancy.

AUDIT COMMITTEE

General

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which include monitoring the quality and integrity of the Company’s financial statements and the independence and performance of the Company’s external auditor, acting as a liaison between the Board and the Company’s external auditor, reviewing the financial information that is publicly disclosed and reviewing the audit processes and the systems of internal controls management and the Board has established.

Terms of Reference for the Audit Committee

The Board has adopted Terms of Reference for the Audit Committee, which sets out the Audit Committee’s mandate, organization, powers and responsibilities.  The Audit Committee’s Terms of Reference is attached as Schedule “A” to this information circular.

Composition

The Audit Committee consists of the following three directors.  Also indicated is whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent (1)	Financially Literate (2)
Vivian Danielson	Yes	Yes
Nell Dragovan	No	Yes
Robert A. Sibthorpe	Yes	Yes

Notes:

(1)

A member of the Audit Committee is independent if he has no direct or indirect ‘material relationship’ with the Company.  A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgement.  An officer of the Company, such as the president, and the members of his or her immediate family are deemed to have a material relationship with the Company.

(2)

A member of the Audit Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Because the shares of the Company are listed on the TSX Venture Exchange (the “Exchange”), it is categorized as a venture issuer.  As a result, National Instrument 52-110 Audit Committees (“NI 52-110”) exempts the Company’s Audit Committee from having all independent members.

Relevant Education and Experience

Vivian Danielson

Ms. Danielson, a director of the Company, is a journalist and author with more than 20 years of experience covering the international mining and metals sector. She worked as an editor for The Northern Miner from 1994 to 2001.

Nell Dragovan

Ms. Dragovan, a director of the Company, is a financier with a long, successful history of organising and financing junior resource companies in Canada.  In 1980, she founded Corona Explorations which discovered the Hemlo gold deposits in Northern Ontario.

Robert A. Sibthorpe

Mr. Sibthorpe, a director of the Company, holds a B.Sc. in geology and an M.B.A. from the University of Toronto.  He has worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996.  He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001.  Since 2001 he has worked as an independent mining consultant.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services; however, as provided for in NI 52-110 the Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by NI 52-110.

External Auditor Service Fees (By Category)

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
October 31, 2008	$38,000	Nil	$4,500	Nil
October 31, 2007	$33,500	Nil	$6,000	Nil

Notes:

(1)

The aggregate fees billed by the Company’s auditor for audit fees.

(2)

The aggregate fees billed for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column.

(3)

The aggregate fees billed for professional services rendered by the Company’s auditor for tax compliance including routine tax returns, tax advice and tax planning.

(4)

The aggregate fees billed for professional services other than those listed in the other three columns.

Exemption

Pursuant to section 6.1 of NI 52-110, the Company is exempt from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of NI 52-110 because it is a venture issuer.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)

each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)

each person or company by whom, or on whose behalf, directly or indirectly, the solicitation is made;

(c)

each proposed nominee for election as a director of the Company; and

(d)

each associate or affiliate of any of the foregoing.

CORPORATE GOVERNANCE DISCLOSURE

The Company’s Board of Directors (the “Board”) believes that the principal objective of the Company is to generate economic returns with the goal of maximising shareholder value, and that this is to be accomplished by the Board through its stewardship of the Company.  In fulfilling its stewardship function, the Board’s responsibilities will include strategic planning, appointing and overseeing management, succession planning, risk identification and management, environmental oversight, communications with other parties and overseeing financial and corporate issues.  The Board believes that good corporate governance practices provide an important framework for timely response by the Board to situations that may directly affect shareholder value.  The Board is committed to practising good corporate governance, and has adopted a corporate governance manual that contains numerous guidelines to help it practice good corporate governance.

Board Independence

The Board must have the capacity, independently of management, to fulfil its responsibilities.  Independence is based upon the absence of a direct or indirect “material relationship” to the Company. A “material relationship” is a relationship that could be reasonably expected to interfere with the exercise of a director’s independent judgment.  Certain types of relationships are, by their very nature, considered to be “material relationships” and are specified in section 1.4 of NI 52-110.  To facilitate independence, the Company is committing to the following practices:

1.

The recruitment of strong, independent directors.

2.

A majority of the directors being independent.

3.

All committees of the Board being constituted of a majority of independent directors, and solely independent directors if possible.

Of the five existing directors of the Company, Vivian Danielson and Robert A. Sibthorpe are independent. The remaining three directors, Chet Idziszek, Nell Dragovan and J.G. Stewart, are not independent because they are deemed to have a material relationship with the Company, by virtue of Mr. Idziszek being the President and Chief Executive Officer of the Company, Ms. Dragovan being a managerial employee and a member of Mr. Idziszek’s immediate family and Mr. Stewart being the Secretary of the Company.

Other Directorships

Certain of the directors of the Company are also currently directors of the following other reporting issuers:

Name	Reporting Issuer

Nell M. Dragovan	Oromin Explorations Ltd.

Chet Idziszek	Cadman Resources Inc.
Lund Gold Ltd.
Oromin Explorations Ltd.

Robert A. Sibthorpe	Klondex Mines Ltd.
Oromin Explorations Ltd.
TTM Resources Ltd.

J.G. Stewart	Bayswater Uranium Corporation
Cascade Resources Ltd.
CMYK Capital Inc.
Kingsman Resources Ltd.
Lund Gold Ltd.
Oromin Explorations Ltd.
Salmon River Resources Ltd.

Orientation and Continuing Education

New directors of the Company are provided with an orientation and education program which includes written information about the duties and obligations of directors, the business and operations of the Company, documents from recent board meetings and opportunities for meetings and discussion with senior management and other directors.  Specific details of the orientation of each new director are tailored to that director’s individual needs and areas of interest.

The Company also provides continuing education opportunities to directors so that they may maintain or enhance their skills and abilities as directors and ensure that their knowledge and understanding of the Company’s business remains current.

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) which is intended to document the principles of conduct and ethics to be followed by the Company’s directors, officers and employees.  The purpose of the Code is to:

1.

Promote integrity and deter wrongdoing.

2.

Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest.

3.

Promote avoidance or absence of conflicts of interest.

4.

Promote full, fair, accurate, timely and understandable disclosure in public communications made by the Company.

5.

Promote compliance with applicable governmental laws, rules and regulations.

6.

Promote and provide a mechanism for the prompt, internal reporting of departures from the Code.

7.

Promote accountability for adherence to the Code.

8.

Provide guidance to the Company’s directors, officers and employees to help them recognise and deal with ethical issues.

9.

To help foster a culture of integrity, honesty and accountability throughout the Company.

Nomination of Directors

The Board as a whole is responsible for identifying and evaluating qualified candidates for nomination to the Board.

In identifying candidates, the Board considers the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess, the competencies and skills that the Board considers each existing director to possess, the competencies and skills each new nominee will bring to the Board and the ability of each new nominee to devote sufficient time and resources to his or her duties as a director.

Compensation

The Board as a whole is responsible for reviewing the adequacy and form of compensation paid to the Company’s executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions.

In fulfilling its responsibilities, the Board evaluates the performance of the Company’s chief executive officer and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations.

Other Board Committees

The Board has not established any committees other than the Audit Committee.

Assessments

The Board has the responsibility for carrying out a review and assessment of the overall performance and effectiveness of the Board, its committees and contributions of individual directors on an annual basis.  The objective of this review will be to facilitate a continuous improvement in the Board’s execution of its responsibilities.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Incentive Stock Option Plan

The Company has a “rolling” stock option plan (the “Plan”), which makes a maximum of 10% of the issued and outstanding shares of the Company available for issuance thereunder.

The purpose of the Plan is to provide directors, officers and key employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase shares of the Company at a specific price, and subsequently benefit from any appreciation in the value of the Company’s shares. This provides an incentive for such persons to contribute to the future success of the Company and enhances the ability of the Company to attract and retain skilled and motivated individuals, thereby increasing the value of the Company’s shares for the benefit of all shareholders.

The Plan was approved by shareholders of the Company at the last annual general meeting held on April 9, 2008.  In accordance with the policies of the Exchange, a rolling plan such as the Plan requires the approval of the shareholders of the Company on an annual basis.

The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of the issued and outstanding shares of the Company. The exercise price of stock options granted will be determined by the Company’s Board of Directors and will be priced in accordance with the policies of the Exchange, and will not be less than the closing price of the Company’s shares on the Exchange on the date prior to the date of grant less any allowable discounts. All options granted under the Plan will have a maximum term of five years.

The Plan provides that it is solely within the discretion of the Company’s Board of Directors to determine who should receive options and how many they should receive.  The Board may issue a majority of the options to insiders of the Company.  However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company’s issued and outstanding share capital.

The full text of the Plan is available for review by any shareholder up until the day preceding the Meeting at the Company’s head office, located at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, and will also be available at the Meeting.

Upon the approval of the Plan by the Company’s shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options under the Plan.

At the Meeting, shareholders will be asked to approve an ordinary resolution approving the Plan.  The text of the resolution to be considered and, if thought fit, approved at the Meeting is substantially as follows:

 “BE IT RESOLVED THAT:

1.

Subject to the approval of the TSX Venture Exchange, the Company’s stock option plan, which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder as described in the Company’s Information Circular dated March 27, 2009, be and is hereby approved.

2.

Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution.”

Approval of the resolution will require the affirmative vote of a simple majority of the votes cast at the Meeting in respect thereof.

Management of the Company recommends that the shareholders vote in favour of the approval of the Plan, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Shareholders of the Company may obtain copies of the Company’s financial statements and management discussion and analysis by contacting the Company at the Company’s head office at Suite 2000, 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 during normal business hours or by mail at that address, by e-mail at info@madison.com, by phone at 604-331-8772 or by fax at 604-331-8773.

Financial information is provided in the Company’s comparative financial statements and management discussion and analysis for its most recently completed financial year.

DATED at Vancouver, British Columbia as of the 27th day of March, 2009.

BY ORDER OF THE BOARD

(signed)  Chet Idziszek

Chet Idziszek,

President and Chief Executive Officer

SCHEDULE “A”

MADISON MINERALS INC.

(the “Company”)

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

General

Primary responsibility for the Corporation’s financial reporting obligations, information systems, financial information disclosure, risk management and internal controls is vested in management and overseen by the Board.

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Corporation’s financial statements and the independence and performance of the Corporation’s external auditor, acting as a liaison between the Board and the Corporation’s auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board have established.

Composition and Process

1.

The Audit Committee will be comprised of a minimum of three directors.  All of the members of the Audit Committee will be independent, as that term is defined in National Instrument 52 – 110 Audit Committees, unless otherwise exempted by NI 52 - 110.

2.

Audit Committee members will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms, which are encouraged to ensure continuity of experience.

3.

All members of the Audit Committee will be financially literate, with financial literacy being the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

4.

The Chair of the Audit Committee will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms.  The Audit Committee Chair will arrange for an alternate chair if he or she is planning to be absent.

5.

The Audit Committee Chair will, in consultation with management, the external auditor and internal auditor (if any), establish the agenda for Audit Committee meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for review prior to the meeting.  The external auditor will also receive notice of all meetings of the Audit Committee.  The external auditor will be entitled to attend and speak at each meeting of the Audit Committee concerning the Corporation’s annual audited financial statements, and any other meeting at which the Audit Committee feels it is necessary or appropriate.  The Audit Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.

6.

The Audit Committee will meet a minimum of four times per year, at least once per quarter, and may call special meetings as required.  A quorum at meetings of the Audit Committee will be a majority of its members if comprised of an odd number of members and one half of its members if comprised of an even number of members.  The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference call.

7.

At all meetings of the Audit Committee every question will be decided by a majority of the votes cast. In case of an equality of votes, the Audit Committee Chair will not be entitled to a casting vote.

8.

The minutes of Audit Committee meetings will accurately record the decisions reached and will be distributed to Audit Committee members with copies to the Board, the CEO, the CFO and the external auditor.

9.

The CEO, CFO, any other director or any other person may attend and participate in meetings of the Audit Committee, if invited.

Authority

1.

The Audit Committee will have unrestricted access to the Corporation’s personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

2.

The Audit Committee will have direct communication channels with the external auditor and internal auditor (if any).

3.

The Audit Committee will have the authority to retain (or terminate) any outside counsel, advisors or consultants it determines necessary to assist it in discharging its functions, independently of the Board, Chair or CEO.  The Audit Committee will be provided with the necessary funding to compensate any counsel, advisors or consultants it retains.

4.

The Audit Committee will enquire about potential claims, assessments and other contingent liabilities.

5.

The Audit Committee will periodically review with management depreciation and amortisation policies, loss provisions and other accounting policies for appropriateness and consistency.

6.

The Audit Committee will, through the Audit Committee Chair, report to the Board following each meeting on the major discussions and decisions made by the Audit Committee, and will report annually to the Board on the Audit Committee’s responsibilities and how it has discharged them.

Relationship with External Auditor

1.

The Audit Committee will establish effective communication processes with management and the external auditor so it can objectively monitor the quality and effectiveness of the external auditor’s relationship with the Audit Committee and management.

2.

The Audit Committee will review and discuss with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor and, if necessary, obtain a formal written statement from the external auditor setting forth all relationships between the external auditor and the Corporation.

3.

The Audit Committee will take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor.

4.

The Corporation’s external auditor must report directly to the Audit Committee.

5.

The Audit Committee must recommend to the Board:

(a)

the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and

(b)

the compensation of the external auditor.

6.

Unless otherwise permitted by NI 52-110, the Audit Committee must pre-approve all non-audit services to be provided by the external auditor, together with estimated fees, and consider the impact, if any, on the independence of the external auditor.  The Audit Committee may delegate to one or more of its independent members the authority to pre-approve non-audit services, but no such delegation may be made to management of the Corporation.  The pre-approval of non-audit services by any independent member of the Audit Committee to whom such authority has been granted must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.  Non-audit services will include, without limitation, the following:

(a)

Bookkeeping or other services related to the Corporation’s accounting records or financial statements.

(b)

Financial information systems design and implementation.

(c)

Appraisal or valuation services, fairness opinions or contributions-in-kind reports.

(d)

Actuarial services.

(e)

Internal audit outsourcing services.

(f)

Management functions.

(g)

Human resources.

(h)

Broker or dealer, investment adviser or investment banking services.

(i)

Legal services.

(j)

Expert services unrelated to the audit, including tax planning and consulting.

7.

The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

8.

The Audit Committee will implement structures and procedures as it deems necessary to ensure that it meets with the external auditor on a regular basis independent of management.

Relationship with Internal Auditor (if such position exists)

1.

The Audit Committee will review:

(a)

The internal auditor’s terms of reference.

(b)

The plan and budget for preparation of the internal audit, including financial and operational activities.

(c)

Material reports issued by the internal auditor and management’s response to those reports.

2.

The Audit Committee will approve the reporting relationship of the internal auditor to ensure appropriate segregation of duties is maintained and the internal auditor has direct access to the Audit Committee.

3.

The Audit Committee will ensure the internal auditor’s involvement with financial reporting is co-ordinated with the activities of the external auditor.

4.

If no internal audit function exists, the audit committee will regularly review the need for such a function.

Accounting Systems, Internal Controls and Procedures

1.

The Audit Committee will obtain reasonable assurance from discussions with and/or reports from management and reports from the external auditor that accounting systems are reliable and that the prescribed internal controls are operating effectively for the Corporation, its subsidiaries and affiliates.  The Audit Committee will review and consider any recommendations made by the external auditor, together with management’s response, and the extent to which recommendations made by the external auditor have been implemented.

2.

The Audit Committee will ensure that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and will periodically assess the adequacy of those procedures.

3.

The Audit Committee will review and discuss with management and the external auditor the clarity and completeness of the Corporation’s financial and non-financial disclosures made pursuant to applicable continuous disclosure requirements.

4.

The Audit Committee will review and discuss with management and the external auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Corporation’s financial statements or accounting policies.

5.

The Audit Committee will review and discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.

6.

The Audit Committee will review with the external auditor the quality of the Corporation’s generally accepted accounting principles and direct the external auditor’s examinations to particular areas.

7.

The Audit Committee will discuss with management and the external auditor the Corporation’s underlying accounting policies and key estimates and judgments to ensure they are considered to be the most appropriate in the circumstances, within the range of acceptable options and alternatives.

8.

The Audit Committee will review the procedures of the internal and external auditors to ensure the combined evaluating and testing of the Corporation’s controls are comprehensive, well co-ordinated, cost effective and appropriate to relevant risks and business activities.

9.

The Audit Committee will review all control weaknesses and deviations identified by management, the internal auditor or the external auditor together with management’s response, and review with the external auditor their opinion of the qualifications and performance of the key financial and accounting executives.

10.

The Audit Committee will review and discuss with management and the external auditor any proposed changes in major accounting policies and the financial impact thereof, and will from time to time benchmark the Corporation’s accounting policies to those followed in its industry.

11.

The Audit Committee will review and discuss with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, which will include without limitation a review of:

(a)

The appetite for financial risk as set forth by management and the Board.

(b)

The Corporation’s policies for the management of significant financial risk.

(c)

Management’s assessment of the significant financial risks facing the Corporation.

(d)

Management’s plans, processes and programs to manage and control financial risk.

12.

The Audit Committee will establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

13.

The Audit Committee will review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

14.

The Audit Committee will review the Corporation’s insurance policies, including directors’ and officers’ coverage, and make recommendations to the Board.

15.

The Audit Committee will establish a periodic review procedure to ensure that the external auditor complies with the Canadian Public Accountability Regime under National Instrument 52 – 108 Auditor Oversight.

Financial Disclosure Responsibilities

The Audit Committee will review and make recommendations on, prior to presentation to the Board for approval and the Corporation’s dissemination to the public, all material financial information required to be disclosed by securities regulations.  In fulfilling this responsibility, the Audit Committee will, without limitation, review:

1.

The Corporation’s annual and quarterly financial statements (including those of any subsidiaries and affiliates of the Corporation), management discussion and analysis and news releases, disclosing financial results and any prospectus, annual information form, offering memorandum or other disclosure documents containing financial information extracted or derived from its financial statements.

2.

The Corporation’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

3.

Disclosures made to the Audit Committee by the Corporation’s CEO and CFO during their certification process of the Corporation’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls.

Other Responsibilities

1.

Review with the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation and the manner in which these matters are being disclosed in the financial statements.

2.

Investigate fraud, illegal acts or conflicts of interest.

3.

Discuss selected issues with legal counsel, the external auditor or management, or conduct special reviews or other assignments from time to time as requested by the Board, or by management with the Board’s approval.

4.

Review loans made by the Corporation to its directors, officers, employees and consultants.

5.

The Audit Committee will review and assess its effectiveness, contribution and these Terms of Reference annually and recommend any proposed changes thereto to the Board.

Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

The Audit Committee will inform all employees, at least annually, of the Complaints Officer designated from time to time by the Audit Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

The Complaints Officer will keep any complaints or submissions received and the identity of employees making complaints or submissions confidential and only communicate same to the Audit Committee or the Chair of the Audit Committee.

The Complaints Officer will report to the Audit Committee as frequently as he or she deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Audit Committee called to approve interim and annual financial statements of the Corporation.

Upon receipt of a report from the Complaints Officer, the Audit Committee will discuss the report and take such steps as the Audit Committee may deem appropriate.

The Complaints Officer will retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

MADISON MINERALS INC.
9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

-------
Fold

Form of Proxy - Annual General Meeting to be held on May 6, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

-------
Fold

Proxies submitted must be received by 10:00 a.m., Pacific Time on Monday, May 4, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone	• Go to the following web site:
telephone.	www.investorvote.com
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

+			+

Appointment of Proxyholder
The undersigned member ("Registered Shareholder") of Madison Minerals Inc.
(the "Company") hereby appoint(s) : Chet Idziszek, President of the Company, or
failing this person, James G. Stewart, Secretary of the Company,	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders of Madison Minerals Inc. to be held at Suite 2000- 1055 West Hastings Street, Vancouver, British Columbia, Canada, on Wednesday, May 6, 2009 at 10:00 a.m. (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY  HIGHLIGHTED TEXT  OVER THE BOXES.

	For	Against

1. Determine the Number of Directors
To determine the number of Directors at five (5).	☐	☐

-------
Fold

2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01.Vivian Danielson	☐	☐	02. Nell M. Dragovan	☐	☐	03. Chet Idziszek	☐	☐

04. Robert A. Sibthorpe	☐	☐	05. James G. Stewart	☐	☐

	For	Withhold

3. Appointment of Auditors
Appointment of Davidson & Company LLP as Auditors of the Company at remuneration to be fixed by the Directors.	☐	☐

	For	Against

4. Stock Option Plan
To reaffirm the Company's existing 10% rolling stock option plan for the ensuing year, as more fully set forth in the information circular accompanying this proxy	☐	☐

-------
Fold

	For	Against

5. Transact Other Business
To transact such other business as may properly come before the Meeting.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be	Signature(s)	Date
executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions areindicated above, this Proxy will be voted as recommended by
Management.		DD / MM / YY

0 5 8 6 3 5	A R 0	E Y N Q	+

MADISON MINERALS INC.
9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

-------
Fold

Voting Instruction Form ("VIF") - Annual General Meeting to be held on May 6, 2009

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1.	We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxy holder of the registered holder, in accordance with your instructions.
2.	We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3.	If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).
4.	This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6.	When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.
7.	This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.
8.	Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9.	Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12.	This VIF should be read in conjunction with the accompanying documentation provided by Management.

-------
Fold

VIFs submitted must be received by 10:00 a.m., Pacific Time on Monday, May 4, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone	• Go to the following web site:
telephone.	www.investorvote.com
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

+			+

Appointee(s)
Management Appointees are : Chet Idziszek, President of the Company, or failing this person, James G. Stewart, Secretary of the Company,	OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Madison Minerals Inc. to be held at Suite 2000- 1055 West Hastings Street, Vancouver, British Columbia, Canada on Wednesday, May 6, 2009 at 10:00 a.m. (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY  HIGHLIGHTED TEXT  OVER THE BOXES.

	For	Against

1. Determine the Number of Directors
To determine the number of Directors at five (5).	☐	☐

-------
Fold

2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01.Vivian Danielson	☐	☐	02. Nell M. Dragovan	☐	☐	03. Chet Idziszek	☐	☐

04. Robert A. Sibthorpe	☐	☐	05. James G. Stewart	☐	☐

	For	Withhold

3. Appointment of Auditors
Appointment of Davidson & Company LLP as Auditors of the Company at remuneration to be fixed by the Directors.	☐	☐

	For	Against

4. Stock Option Plan
To reaffirm the Company's existing 10% rolling stock option plan for the ensuing year, as more fully set forth in the information circular accompanying this proxy	☐	☐

-------
Fold

	For	Against

5. Transact Other Business
To transact such other business as may properly come before the Meeting.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be	Signature(s)	Date
executed.
If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.		DD / MM / YY

Should you wish to receive a legal proxy, refer to Note #8 on reverse.
0 5 8 6 3 4	A R 0	E Y N Q	+

FINANCIAL STATEMENTS REQUEST FORM

NOTICE TO SHAREHOLDERS OF MADISON MINERALS INC.

You may choose to receive the Company’s financial statements by simply completing the information below and returning this notice to the Company.

Offering you the option to receive the Company’s financial statements is not only a sound environmental choice, but it also enables us to reduce costs by sending these documents only to those shareholders who wish to receive them.  Ultimately, the choice is yours.  As long as you remain a shareholder, you will receive this notice each year and will be required to renew your request to receive the Company’s financial statements.

_______

Please add my name to the mailing list for the Company so that I may receive the interim financial statements and related MD&A for the ensuing year.

_______

Please add my name to the mailing list for the Company so that I may receive the annual financial statements and related MD&A for the ensuing year.

TO:

MADISON MINERALS INC. (the “Company”)

The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company’s Financial Statement Mailing List in respect of its financial statements.

________________________________________

Name (Please print)

________________________________________

Address

________________________________________

City/Province (or State)/Postal Code

________________________________________

______________________________

Signature of shareholder, or if shareholder is a company,

Dated

signature of authorized signatory.

Please complete and return this document as indicated below.  As the mailing list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

MADISON MINERALS INC.

2000 – 1055 W. Hastings Street

Vancouver,  B.C.  V6E 2E9  Canada

Fax: (604) 331-8773

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

________________________________________

E-mail address (optional)